5348 Vegas Drive, #89 Las Vegas, Nevada 89108 (702) 952-9650 www.ClosureProductsCo.com Symbol: CPCF

July 27, 2011

VIA EDGAR

Kristin Lochhead
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

RE:	CPA of America, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed April 15, 2011 File No. 000-24053

Dear Ms. Lochhead:

On behalf of CPC of America, Inc. (the “Company” or “CPC”), set forth below are the Company’s substantive responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 14, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 3.  Convertible Notes, page F-16

1.
We reference your response to prior comments 4-5.  We continue to not understand why you did not include interest in calculating the fair value of debt.  Please reference FASB ASC 820-10-35-16 and tell us why you believe that your calculation is in compliance with the accounting literature.

RESPONSE:

According to FASB ASC 820-10-35-2, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Since a quoted price in an active market for the identical or similar liability is not available, according to ASC 820-10-35-16B, we estimated the fair value of the debt based on the amount at the measurement date that we would receive to enter into the identical liability. As such, on the measurement date, if we sold an identical note, we would receive the principal amount of the note as the price of the note.  However, since the debt is convertible to the Company’s common stock, we also considered that the fair value of the embedded conversion option should be included.

Note 4. Shareholders’ Equity (Deficit), page F-18

Stock options, page F-23

2.
Please clarify for us how you originally determine the fair value of options granted before and after April 2008.  Your disclosure states that forfeitures were expected to be 50% on grants after April 2008 and zero prior to that time.  However your response to prior comment 7 indicates that you used a shorter term to reflect the post vesting forfeitures for options granted in February through October 2008.  Note that post vesting forfeitures should be considered in determining the expected term assumption rather than in determining a forfeiture rate assumption.

RESPONSE:

We agree that the post vesting forfeitures should be considered in determining the expected term assumption and provided our calculations in our response to your prior comment #7.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone or fax at 970-282-8229.  You may also email me at marcia@mjh-cpa.com.

Sincerely yours,

CPC of America, Inc.

By: /s/  Marcia Hein
Marcia Hein